DISTILLED BATH & BODY, LLC

FINANCIAL STATEMENT FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Independent Accountant's Review Report.. 2

Balance Sheets 3

Statements of Income.. 4

Statements of Equity.. 5

Statements of Cash Flows... 6

Notes to the Financial Statement 7



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To Management
Distilled Bath & Body, LLC
Livermore, Colorado

We have reviewed the accompanying financial statements of Distilled Bath & Body, LLC, which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
November 18, 2020

PO BOX 51121 • SPARKS, NV 89435 • 775.525.ITAX (1829) • WWW.BELLEBS.COM

DISTILLED BATH & BODY, LLC
BALANCE SHEETS
DECEMBER 31, 2019 AND 2018

ASSETS

	2019	2018
CURRENT ASSETS		
Cash and cash equivalents	$ 5,074	$ 14,726
Prepaid expenses and other current assets	4,637	1,318
TOTAL CURRENT ASSETS	9,711	16,044
PROPERTY AND EQUIPMENT		
Property and equipment, net	3,185	-
TOTAL ASSETS	$ 12,896	$ 16,044

LIABILITIES AND MEMBERS' EQUITY

	2019	2018
CURRENT LIABILITIES		
Accounts payable	$ 42,044	$ 12,821
Accrued expenses	2,114	1,194
Notes payable - current portion	22,431	6,900
TOTAL CURRENT LIABILITIES	66,589	20,915
LONG-TERM LIABILITIES		
Convertible notes	163,709	40,412
TOTAL LONG-TERM LIABILITIES	163,709	40,412
TOTAL LIABILITIES	230,298	61,327
MEMBERS' EQUITY		
Members equity	(40,270)	21,647
Retained earnings	(177,132)	(66,930)
TOTAL SHAREHOLDERS' EQUITY	(217,402)	(45,283)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 12,896	$ 16,044

See independent accountant's review report and accompanying notes to financial statements.

DISTILLED BATH & BODY, LLC
STATEMENTS OF INCOME
DECEMBER 31, 2019 AND 2018

	2019	2018
REVENUES	$ 287,521	$ 84,654
COST OF GOODS SOLD	136,147	50,817
GROSS PROFIT	151,374	33,837
OPERATING EXPENSES		
Advertising and marketing	75,381	29,588
Bank charges and fees	37,672	10,027
Contractors	5,471	1,248
Depreciation expense	244	-
General and administrative	35,585	22,819
Insurance	1,953	1,147
Licenses	3,388	251
Payroll expense	66,403	8,255
Professional fees	8,938	6,246
Rent expense	18,436	3,733
TOTAL OPERATING EXPENSES	253,471	83,314
NET OPERATING INCOME	(102,097)	(49,477)
OTHER EXPENSES		
Interest expense	(8,105)	(1,235)
TOTAL OTHER EXPENSES	(8,105)	(1,235)
NET INCOME/(LOSS)	$ (110,202)	$ (50,712)

See independent accountant's review report and accompanying notes to financial statements.

DISTILLED BATH & BODY, LLC
STATEMENTS OF EQUITY
DECEMBER 31, 2019 AND 2018

	Contributions (Distributions)		Retained Earnings (Accumulated Deficit)		Total	
BEGINNING BALANCE, JANUARY 1, 2018		11,353	$	(16,218)	$	(4,865)
Contributions		10,294		-	$	10,294
Net income/(loss)		-		(50,712)	$	(50,712)
ENDING BALANCE, DECEMBER 31, 2018	$	21,647	$	(66,930)	$	(45,283)
Distributions		(61,917)		-	$	(61,917)
Net income/(loss)		-		(110,202)	$	(110,202)
ENDING BALANCE, DECEMBER 31, 2019	$	(40,270)	$	(177,132)	$	(217,402)

See independent accountant's review report and accompanying notes to financial statements.

DISTILLED BATH & BODY, LLC
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2019 AND 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (110,202)	$ (50,712)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation expense	244	-
(Increase) decrease in assets:		
Inventory	-	64
Prepaid expenses and other current assets	(3,319)	(1,318)
Increase (decrease) in liabilities:		
Accounts payable	29,223	4,744
Accrued interest	7,297	412
Accrued expenses	920	1,118
CASH USED FOR OPERATING ACTIVITIES	(75,837)	(45,692)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for fixed assets	(3,429)	-
CASH USED FOR INVESTING ACTIVITIES	(3,429)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of convertible notes	116,000	40,000
Issuance of notes payable	15,531	6,900
Captial contributions/(distributions)	(61,917)	10,294
CASH PROVIDED BY FINANCING ACTIVITIES	69,614	57,194
NET DECREASE IN CASH	(9,652)	11,502
CASH AT BEGINNING OF YEAR	14,726	3,224
CASH AT END OF YEAR	$ 5,074	$ 14,726
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
Distilled Bath & Body, LLC (the "Company") was incorporated in the State of Colorado on September 3, 2017. The Company has created a deodorant that is free of toxic chemicals that instead uses ingredients that are safe enough for humans to consume.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019 and 2018, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2020 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's manufacturing, and effects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 in unknown and cannot be reasonably estimated as of December 31, 2019.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment are depreciated over three years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company is taxed as a partnership for federal income tax purposes. The Company's earnings are included on the partners' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

1.   **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to franchise and income tax filing requirements in the State of Colorado.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

1. **Summary of Significant Accounting Policies (continued)**

    Revenue Recognition
    The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 2019, and 2018 the Company had recognized sales of $287,521 and $84,654, respectively.

    Advertising Expenses
    The Company expenses advertising costs as they are incurred.

    Organizational Costs
    In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

    New Accounting Pronouncements
    In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2. **Commitments and Contingencies**

    The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Property and Equipment**

    Property and equipment consisted of the following at December 31, 2019:

    Property and equipment at cost:

Office Equipment	$ 3,429
	3,429
Less: Accumulated depreciation	244
Total	$ 3,185

4. **Convertible Notes**

    The Company has issued several promissory notes. In 2019, four promissory notes were issued for a total of $116,000 with 5.50% APRs and maturity dates in 2022. In 2018, three promissory notes were issued for a total of $40,000 with 5.25% APRs and maturity dates in 2021.

See independent accountant's review report.

5. **Notes Payable**

In November 2018, the Company entered into a short term loan with Shopify Capital in the amount of $6,900. Then, in August 2019, the Company renewed their loan with Shopify Capital in the amount of $31,000. Under the terms of this agreement, the Company pays an upfront 13% fee. For each sale, the Company receives 17% of the sale. The Company expects to have this paid off within the next year. The balance of these notes at December 31, 2019 and 2018 were $22,431 and $6,900, respectively.

6. **Subsequent Events**

In 2020, the Company issued three convertible notes were issued for a total of $35,000 with 4.75% APRs and maturity dates in 2023.

The Company paid off the note payable, discussed in Note 5, in April 2020.

In January 2020, the Company entered into a short term loan with Rapid Finance for $40,500. Under the term of this loan, the Company pays minimum weekly payments of $764. The loan will be paid in full in January 2021.

The Company is currently in the process of converting to a Delaware Corporation, and will be taxed as a C-Corporation, upon conversion.

The Company has evaluated subsequent events through November 18, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.